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                                September 2, 2020

       Geoffrey F. DeMartino
       Chief Financial Officer
       Hub Group, Inc.
       2000 Clearwater Drive
       Oak Brook, Illinois 60523

                                                        Re: Hub Group, Inc.
                                                            10-K for Fiscal
Year Ended December 31, 2019
                                                            Form 8-K filed
February 6, 2020
                                                            File No. 000-27754

       Dear Mr. DeMartino:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 1. Description of Business and Summary of Significant Accounting Policies, page 37

   1. Please tell us whether the four business lines (i.e., intermodal, truck brokerage, logistics, and dedicated)
identified in your Form 10-K constitute operating segments pursuant to
                                                        FASB ASC 280-10-50.
Your response should explain whether the operating results for these business lines
are regularly reviewed by your chief operating decision maker
                                                        ("CODM") to make
resource allocation decisions and assess performance. Include information regarding
the following with your response:

                                                              The title of the
CODM, a description of their role, and each of the individuals who report to the CODM;
                                                              The financial
information regularly provided to the CODM and how frequently it is prepared;
 Geoffrey F. DeMartino
Hub Group, Inc.
September 2, 2020
Page 2
             How often the CODM meets with their direct reports, the financial information discussed in those meetings, and who else attends those meetings, and;
             Whether there are individuals held accountable for your business lines and who these individuals report to.

      In addition, tell us about any relevant changes related to the new operating structure referred to in your second quarter 2020 earnings conference call. Form 8-K filed February 6, 2020

Exhibit 99.1

2. The reconciliation of GAAP to non-GAAP financial measures in your Form 8-K appears to be a non-GAAP income statement. Note that this presentation is considered to give greater prominence to non-GAAP measures. In addition, note that adjusted earnings per share should be reconciled to GAAP earnings per share. Revise your disclosure accordingly. Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K and questions
      102.05 and 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP
      Financial Measures.
3. We note that you calculate free cash flow as net cash provided by operating activities adjusted for proceeds from sale of equipment and purchases of property and equipment. As free cash flow is typically calculated as cash flows from operating activities less capital expenditures, revise your presentation to clearly describe how your measure of free cash flow is calculated. Refer to question 102.07 of the Compliance
      & Disclosure Interpretations regarding Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 with any questions.



                                                            Sincerely,
FirstName LastNameGeoffrey F. DeMartino
                                                            Division of
Corporation Finance
Comapany NameHub Group, Inc.
                                                            Office of Energy &
Transportation
September 2, 2020 Page 2
cc:       Kevin Beth
FirstName LastName